Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-3 of PTC Therapeutics, Inc. of our report dated May 10, 2017, relating to the financial statements of the Emflaza Business as of and for the years ended December 31, 2016 and 2015 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to the allocation of certain assets, liabilities, expenses, and income that have historically been held at the Marathon Pharmaceutical Holdings, LLC corporate level but which are specifically identifiable or attributable to the Emflaza Business), appearing in the Current Report on Form 8-K/A dated July 3, 2017 of PTC Therapeutics, Inc, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Chicago, Illinois
August 24, 2017